SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Westpoint Stevens Inc.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961238102

-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                           Attention: Matthew Kaufman
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 31, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 3 of 20 Pages
---------------------------                      -------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

 -------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
                           --------- ------------------------------------------
                              7      SOLE VOTING POWER
    Number of Shares
      Beneficially
                                     0
                           --------- ------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See item 5.
                           --------- ------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- ------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------   ---------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      See item 5.
-------------------   ---------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES*   [ ]

-------------------   ---------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      See item 5.
-------------------   ---------------------------------------------------------
       14             TYPE OF REPORTING PERSON

                           PN
-------------------   ---------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 4 of 20 Pages
---------------------------                      -------------------------------

--------  ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GSCP (NJ), L.P.
--------  ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   [ ]
                                                                 (b)   [X]
--------  ---------------------------------------------------------------------
   3      SEC USE ONLY
--------  ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          00
--------  ---------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]
--------  ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Delaware
--------  ---------------------------------------------------------------------
                           --------- ------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- ------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See item 5.
                           --------- ------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- ------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See item 5.
-------------------------- ----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
                           CERTAIN SHARES*   [  ]

-------------------------- ----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- ----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           PN
-------------------------- ----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 5 of 20 Pages
---------------------------                      -------------------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)   [ ]

-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- ----------------------------------------------------------------------
                           --------- ------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- ------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See item 5.
                           --------- ------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- ------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See item 5.
-------------------------- ----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           See item 5.
-------------------------- ----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- ----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See item 5.
-------------------------- ----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- ----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 6 of 20 Pages
---------------------------                      -------------------------------

-------- ----------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           00
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 7 of 20 Pages
---------------------------                      -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alfred C. Eckert III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 8 of 20 Pages
---------------------------                      -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Keith W. Abell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 9 of 20 Pages
---------------------------                      -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sanjay H. Patel
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- --------- -------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------------                      -------------------------------
CUSIP No.  961238102                                        Page 10 of 20 Pages
---------------------------                      -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard M. Hayden
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                                 (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
      Beneficially
                                     0
                           --------- -------------------------------------------
        owned by              8      SHARED VOTING POWER
  each reporting person
                                     See Item 5.
                           --------- -------------------------------------------
          with                9      SOLE DISPOSITIVE POWER

                                     0
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     See Item 5.
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           See Item 5.
-------------------------- -----------------------------------------------------
           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           See Item 5.
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           IN
-------------------------- -----------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D ("this Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Westpoint Stevens Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 507 West Tenth Street, West Point, Georgia 31833.

     2.   Identity and Background.
          ------------------------

          (a) This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (3) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"), (4) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (5) Alfred C. Eckert III, (6) Keith W. Abell,
(7) Sanjay H. Patel and (8) Richard M. Hayden.

          (b) The business  address for each of GSCP II, GSI, GSCP (NJ) LP, GSCP
(NJ) Inc. and Messrs. Eckert, Abell and Patel is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for Mr. Hayden is c/o GSC Partners Europe, 68 Pall Mall, First Floor, London, SW1Y 5ES.

          (c) GSCP II is a Delaware limited partnership which makes investments for long term appreciation. GSCP (NJ) LP is the manager of GSCP II, GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. (collectively, the "Greenwich Street Funds"). GSCP
(NJ) Inc. is the general partner of GSCP (NJ) LP. GSI is the general partner of the Greenwich Street Funds.

          Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel and Richard M. Hayden are the managing members of GSI. Each of Messrs. Eckert, Abell, Patel and Hayden are executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP.

          (d) -(e) During the past five (5) years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          (f) All natural persons listed in this Item 2 are citizens of the United States. GSCP II, GSI, GSCP (NJ) LP and GSCP (NJ) Inc. are each organized under the laws of Delaware.

     3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Between June 23, 2000 and August 2, 2000, GSCP II has purchased in the open market an aggregate of 2,713,500 shares of Common Stock for an aggregate consideration of approximately $30,407,085 (the "Purchase Price").

          GSCP  II  obtained   funds  for  the   Purchase   Price  from  capital
contributions from its respective partners.

     4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons acquired the Common Stock for investment purposes.

          Other than as set forth in this Item 4 and in Item 6 of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) Based on the Issuer's definitive proxy filed with the Securities and Exchange Commission on June 12, 2000, as of June 9, 2000, there were issued and outstanding 49,669,667 shares of Common Stock. GSCP II has acquired and for purposes of Rule 13d-3 under the Act, may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, an aggregate of 2,713,500 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock.

          By virtue of its position as general partner of GSCP II, GSI may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 2,713,500 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13(d) shall be construed as an admission that GSI is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

         By virtue of its position as manager of GSCP II, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 2,713,500 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13(d) shall be construed as an admission that GSCP (NJ) LP is, for purposes of
Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its  position  as general  partner of GSCP (NJ) LP,  GSCP
(NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 2,713,500 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13(d) shall be construed as an admission that

GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Eckert, Abell, Patel and Hayden may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of an aggregate of 2,713,500 shares of Common Stock representing approximately 5.5% of the issued and outstanding shares of Common Stock. Nothing in this Schedule 13(d) shall be construed as an admission that Messrs. Eckert, Abell, Patel and Hayden are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

          (c) The dates, number of shares and prices per share for all purchases of Common Stock made by GSCP II from June 23, 2000 through August 2, 2000, are shown on Exhibit I to this Schedule 13D, which is incorporated herein by reference. All such purchases were made by GSCP II in the open market on the New York Stock Exchange. Other than as set forth on Exhibit I to this Schedule 13D, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

     6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
to the Securities of the Issuer.
--------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein.

          On March 24, 2000, the Issuer announced a proposed Plan of Recapitalization (the "Recapitalization Plan"). GSCP II proposed to purchase shares of the capital stock of the Issuer pursuant to the Recapitalization Plan, subject to various terms and conditions imposed by GSCP II as well as various terms and conditions imposed by the Issuer in furtherance of the proposed Recapitalization Plan. However, the Recapitalization Plan, and thus any proposed investment by GSCP II, was abandoned on May 19, 2000. Purchases by the Reporting Persons of shares of the Common Stock in open market brokerage transactions since June 23, 2000 have been made solely for investment purposes and not pursuant to the abandoned Recapitalization Plan or pursuant to any other contract, agreement, arrangement, understanding or relationship with the Issuer or any other person.

          Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitutes a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     7.   Material to be Filed as Exhibits.
          --------------------------------

        Exhibit I--   Open Market Purchases

        Exhibit II -- Joint Filing  Agreement,  dated as of August 10,
                      2000, among the Reporting Persons.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                   GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  August 10, 2000            By:  Greenwich Street Investments II, L.L.C.,
                                        its general partner


                                        By: /s/ Alfred C. Eckert III
                                            ----------------------------------
                                            Name: Alfred C. Eckert III
                                            Title: Managing Member

                                   GSCP (NJ), L.P.

                                   By:  GSCP (NJ), Inc., its general partner


                                        By:  /s/ Alfred C. Eckert III
                                            ----------------------------------
                                             Name: Alfred C. Eckert III
                                             Title: Chief Executive Officer

                                   GSCP (NJ), INC.

                                     By:  /s/ Alfred C. Eckert III
                                          ------------------------------------
                                          Name: Alfred C. Eckert III
                                          Title: Chief Executive Officer

                                   GREENWICH STREET INVESTMENTS II, L.L.C.


                                     By: /s/ Alfred C. Eckert III
                                         -------------------------------------
                                         Name: Alfred C. Eckert III
                                         Title: Managing Member

                                   /s/ Alfred C. Eckert III
                                   ----------------------------------
                                   Alfred C. Eckert III


                                   /s/ Keith W. Abell
                                   ----------------------------------
                                   Keith W. Abell

                                   /s/ Sanjay H. Patel
                                   ----------------------------------
                                   Sanjay H. Patel


                                   /s/ Richard M. Hayden
                                   ----------------------------------
                                   Richard M. Hayden

                            EXHIBIT I TO SCHEDULE 13D

                              OPEN MARKET PURCHASES



--------------------------- ----------------------- ---------------------------
    Date of Purchase          Number of Shares of        Approximate Price
                            Common Stock Purchased           per Share
                                                      (exclusive of commissions)
--------------------------- ----------------------- ---------------------------
June 23, 2000                               63,400                       $8.85
--------------------------- ----------------------- ---------------------------
June 26, 2000                               75,000                       $9.48
--------------------------- ----------------------- ---------------------------
June 27, 2000                               28,200                       $9.84
--------------------------- ----------------------- ---------------------------
June 28, 2000                               79,800                      $10.62
--------------------------- ----------------------- ---------------------------
June 29, 2000                              132,800                      $10.41
--------------------------- ----------------------- ---------------------------
June 30, 2000                              484,700                      $11.34
--------------------------- ----------------------- ---------------------------
July 5, 2000                               180,000                      $11.30
--------------------------- ----------------------- ---------------------------
July 7, 2000                               180,000                      $11.80
--------------------------- ----------------------- ---------------------------
July 10, 2000                               50,000                      $11.88
--------------------------- ----------------------- ---------------------------
July 11, 2000                               29,600                      $11.83
--------------------------- ----------------------- ---------------------------
July 12, 2000                              175,000                      $11.49
--------------------------- ----------------------- ---------------------------
July 13, 2000                               35,400                      $11.38
--------------------------- ----------------------- ---------------------------
July 14, 2000                              130,000                      $11.20
--------------------------- ----------------------- ---------------------------
July 19, 2000                              181,700                      $11.30
--------------------------- ----------------------- ---------------------------
July 20, 2000                              180,000                      $11.14
--------------------------- ----------------------- ---------------------------
July 24, 2000                               25,000                      $11.25
--------------------------- ----------------------- ---------------------------
July 25, 2000                               19,500                      $11.19
--------------------------- ----------------------- ---------------------------
July 26, 2000                              230,700                      $11.18
--------------------------- ----------------------- ---------------------------
July 27, 2000                               71,100                      $11.22
--------------------------- ----------------------- ---------------------------
July 28, 2000                               97,500                      $11.29
--------------------------- ----------------------- ---------------------------
July 31, 2000                              180,700                      $11.78
--------------------------- ----------------------- ---------------------------
August 1, 2000                              28,300                      $11.76
--------------------------- ----------------------- ---------------------------
August 2, 2000                              55,100                      $11.97
--------------------------- ----------------------- ---------------------------

                           EXHIBIT II TO SCHEDULE 13D

                             JOINT FILING AGREEMENT

          WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

          NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and all subsequent amendments to this statement on Schedule 13D shall be on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows of reason to believe that such information is not accurate.


                               GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  August 10, 2000        By: Greenwich Street Investments II, L.L.C.,
                                   its general partner


                                   By: /s/ Alfred C. Eckert III
                                       ------------------------------
                                       Name: Alfred C. Eckert III
                                       Title: Managing Member

                               GSCP (NJ), L.P.

                               By: GSCP (NJ), Inc., its general partner


                                   By: /s/ Alfred C. Eckert III
                                       ---------------------------------
                                       Name: Alfred C. Eckert III
                                       Title:Chief Executive Officer


                               GSCP (NJ), Inc.


                               By:  /s/ Alfred C. Eckert III
                                   --------------------------------------
                                    Name:  Alfred C. Eckert III
                                    Title: Chief Executive Officer


                               GREENWICH STREET INVESTMENTS II, L.L.C.


                               By:  /s/ Alfred C. Eckert III
                                    -------------------------------------
                                    Name: Alfred C. Eckert III
                                    Title: Managing Member



                               /s/ Alfred C. Eckert III
                               ----------------------------------
                               Alfred C. Eckert III


                               /s/ Keith W. Abell
                               ----------------------------------
                               Keith W. Abell


                               /s/ Sanjay H. Patel
                               ----------------------------------
                               Sanjay H. Patel


                               /s/ Richard M. Hayden
                               ----------------------------------
                               Richard M. Hayden